Low, unpublished rates on over 800,000 hotels and collaborative planning!

■ PITCH VIDEO   ■ INVESTOR PANEL



roomongo.com   Boulder CO   🐦 📘 📷   Technology   Entertainment   Retail   Hospitality   Travel and Tourism

Highlights

(1) Raised nearly $100,000 with our first crowdfunding round on Wefunder

(1) Raised nearly $100,000 with our first crowdfunding round on Wefunder

(2) Increased our inventory of hotels from 250,000 to over 800,000

(3) Introduced unpublished hotel rates that consistently beat Expedia, Priceline and Hotel Tonight

(4) Unveiled industry changing omni-channel customer service that's available to ALL customers

(5) Begun offering crypto-currency as a payment method

(6) Virtually zero long-term debt - we're built for profitable growth

(7) Trip planning tools that foster a collaborative approach to booking stays

(8) Priced Round investment vehicle, for easy and clean terms

Our Team

Our Team



Patrick O'Hara Co-Founder/CEO

1 Successful Exit + 1 Currently Profitable. 20+ Years of travel industry experience. Marketing, Product Development, Business Development, and Corporate Structure. Virginia Tech

> Rob and I have been in the travel industry for a long time, and we recently identified a hole in the lodging space. Planning a trip and booking lodging can be chaotic. The average person searches over 20 sites before making a reservation. This creates a mess of shared links and frustration. Travel is fun, the research should be too!



Rob O'Connor Co-Founder/CTO

20+ Years of travel industry experience. Chief system architect, coding, database structure, and API integrations. Princeton

How and why we created Roomongo

We created Roomongo back in 2017. We initially began offering customers the ability to book a hotel with retail rates, but quickly realized we needed to accelerate to our end-goal of offering unpublished hotel rates and innovative collaborative planning tools. But our true passion is customer service. We plan to make this a strong differentiator.

Why is this important to you?

The pandemic taught us many things. In the travel space, it was all about being agile and adapting to the needs of customers and changing schedules. We grew out of that era and our focus is always going to be customer service and providing another reason why travelers should use a third party to book a hotel.

Plus, we just love what we do!

What progress have you made?

With the help of our recent Wefunder round and hard work, we've been able to significantly increase our inventory of hotels, expand our website content, upgrade our user-interface, continue development of a custom built CRM and other technology fundamentals that will enable us to scale quickly. We're also kicking off our marketing plans.



What are the core metrics for growth?

Our core KPI's would include:

- Bookings/Month: 1,000 monthly – trending by December 2023
- Look-to-Book Ratio: 1% or higher
- Average Booking: $400

These are forward-looking figures that cannot be guaranteed.

Downloads

PitchDeck Extended Roomongo 2020.pdf